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                                                                    EXHIBIT 99.4

                                   COSI, INC.

                    UP TO 19,166,946 SHARES OF COMMON STOCK
                           OFFERED PURSUANT TO RIGHTS
                          DISTRIBUTED TO SHAREHOLDERS

                                                               November   , 2003

Dear Shareholders:

     This letter is being delivered to all holders of record of shares of the common stock, $0.01 par value (the "Common Stock"), of Cosi, Inc. as of the close of business on November 24, 2003 in connection with a distribution of non-transferable rights ("Rights") to purchase Common Stock upon the terms and
conditions described in the enclosed Prospectus dated November   , 2003 (the
"Prospectus").

     Each Right that you receive entitles you to purchase a number of shares of Common Stock with a value equal to an aggregate of $0.6776, at a purchase price per share equal to the lesser of (i) $1.50 and (ii) 85% of the weighted average price per share of Cosi Common Stock as reported on the Nasdaq National Market for the 15-trading-day period ending three business days prior to December 19, 2003. You will receive one Right for each share of Common Stock that you owned as of the close of business on November 24, 2003. If the number of shares owned by you would result in your receipt of fractional Rights, the number of Rights issued to you will be rounded down to the nearest whole number. For example, if you own 1,000 shares of the Company's Common Stock, your subscription privilege will entitle you to purchase up to $677.60 worth of Common Stock in this rights offering. If you choose to fully subscribe for your basic subscription privilege, and the subscription price equals $1.50 per share, the Company will deliver to you 451 shares, and the Company will return $1.10 (because the Company will not issue fractional shares).

     If you fully subscribe for your basic subscription amount and our stockholders subscribe for an aggregate of more than $7.5 million pursuant to their basic subscription amount, your percentage ownership of our equity will be reduced. If you fully subscribe for your basic subscription amount and our stockholders subscribe for an aggregate of less than $7.5 million but more than $2 million, your percentage ownership of our equity will not be reduced, however, your ownership percentage relative to certain of the Funding Parties (as described in the accompanying Prospectus) will be reduced.

     If you fully exercise your Basic Subscription Privilege, you will be eligible to subscribe for and purchase additional shares of Common Stock that are offered in the Rights Offering but that are not purchased by other holders of Rights up to an aggregate offering of $7.5 million. This is referred to as the "Over-subscription Privilege." The maximum number of shares for which you will be able to subscribe pursuant to the Over-subscription Privilege will equal your pro rata share of the total amount of shares available for over-subscription. The total value of shares available for Over-subscription will equal $7.5 million reduced by the total value of shares subscribed for pursuant to all stockholders' Basic Subscription Privilege. Your pro rata share will be based upon the total number of shares of our Common Stock and warrants to purchase shares of our Common Stock owned by you compared to the total number of shares of our Common Stock and warrants to purchase shares of our Stock owned by all stockholders who exercised their Over-subscription Privilege and the Funding Parties. If there is an insufficient number of shares of our Common Stock remaining unsold after holders have exercised their basic subscription rights to satisfy in full all subscriptions that the Company receives for additional shares, we will allocate the available shares among the holders who execute their Over-subscription Privilege on a pro rata basis according to their respective holdings, up to the amount such holder has subscribed for through the exercise of such holder's over-subscription privilege (see "The Rights
Offering -- Over-subscription Privilege" in the Prospectus).

     Our current stockholders who do not participate in the rights offering will suffer a substantial dilution in their relative percentage ownership in us upon issuance of our Common Stock to holders exercising rights in the rights offering and to the Funding Parties.
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     Enclosed are copies of the following documents:

          1.  The Prospectus;

          2.  A Rights Certificate evidencing your Rights;

          3. Instructions as to the use of Cosi, Inc. Rights Certificates (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9);

          4.  A Notice of Guaranteed Delivery for Rights Certificates; and

          5. A return envelope addressed to American Stock Transfer & Trust Corporation, the subscription agent.

     Your prompt action is requested. The Rights will expire at 5:00 p.m., Eastern Standard Time, on December 19, 2003, unless extended by Cosi, Inc. in its sole discretion (as it may be extended, the "Expiration Date"). To exercise the Rights, a properly completed and executed Rights Certificate (or a Notice of Guaranteed Delivery) and payment in full for all of the Rights exercised must be delivered to American Stock Transfer & Trust Corporation as indicated in the Prospectus prior to 5:00 p.m., Eastern Standard Time, on the Expiration Date.

     Additional copies of the enclosed materials may be obtained from American Stock Transfer & Trust Corporation. The telephone number of American Stock Transfer & Trust Corporation is (718) 921-8200, and its address is 59 Maiden Lane; Plaza Level; New York, NY 10038.

                                          Very truly yours,

                                          COSI, Inc.

                                          By:
                                            ------------------------------------
                                            Name: Kevin Armstrong
                                            Title: Chief Executive Officer

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